Michael S. Turner 617.570.1163 mturner@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

                        May 23, 2007

VIA EDGAR AND FACSIMILE (202-772-9210)

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549
Attention: Maryse Mills-Apenteng

Re:                             BladeLogic, Inc.
Registration Statement on Form S-1
Filed on April 5, 2007
File No. 333-141915

Dear Ms. Mills-Apenteng:

This letter is submitted on behalf of BladeLogic, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on April 5, 2007 (the “Registration Statement”), as set forth in your letters dated May 4, 2007 and May 8, 2007 addressed to Dev Ittycheria, President and Chief Executive Officer of the Company (the “Comment Letters”).

The Company filed pre-effective Amendment No. 1 to the Registration Statement on May 15, 2007, which included changes that reflected responses to the Staff’s comments.  The Company also submitted a response letter to the Staff on May 15, 2007, and indicated (in response to Comment No. 4 to the May 4, 2007 Comment Letter) that, as of such date, the Company had not determined the proposed price range for its common stock in the initial public offering.

The Company supplementally advises the Staff that on May 22, 2007, the managing underwriters in the initial public offering communicated to the Company that they expect the proposed price range for the common stock to be between $5.50 and $7.50 per share.  The managing underwriters and the Company also expect that the Company will effect a 1-for-2 reverse stock split of all of the outstanding common stock, stock options and warrants prior to the initial public offering.  The price range above does not reflect the impact of the anticipated stock split.  The Company will select the final price range and stock split ratio and include such terms in a pre-effective amendment to the Registration Statement prior to any distribution of a preliminary prospectus.

The information provided herein is based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are delivering the letter via facsimile.

If you should have any questions concerning the foregoing, please contact the undersigned at (617) 570-1163.

Sincerely,

/s/ Michael S. Turner

Michael S. Turner

cc:           Dev Ittycheria, BladeLogic, Inc.
                John J. Gavin, Jr., BladeLogic, Inc.
                Michael J. Cayer, BladeLogic, Inc.
                Jeffrey C. Hadden, Goodwin Procter LLP
                Michael J. Minahan, Goodwin Procter LLP